                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of January 2014

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
               ---------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    [X]      Form 40-F    [_]

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    [_]      No    [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Representative Director, President
                                            and Chief Executive Officer
                                            (principal executive officer)

January 31, 2014

RICOH                                                           January 31, 2014

                                QUARTERLY REPORT
                       Nine months ended December 31, 2013
         Results for the Period from April 1, 2013 to December 31, 2013
                      Three months ended December 31, 2013
        Results for the Period from October 1, 2013 to December 31, 2013

PERFORMANCE OUTLINE (CONSOLIDATED)

(1) Third Quarter ended December 31, 2012, 2013 and Year ending March 31, 2014 (Forecast)

                                                                                                                 (Billions of yen)
----------------------------------------------------------------------------------------------------------  -----------------------
                                                         Third Quarter ended Third Quarter ended              Year ending
                                                          December 31, 2012   December 31, 2013             March 31, 2014
                                                               Results             Results        Change       Forecast     Change
----------------------------------------------------------------------------------------------------------  -----------------------
   Domestic sales                                                640.9               672.3           4.9%        914.0        5.0%
   Overseas sales                                                746.1               939.2          25.9%      1,286.0       22.0%
Net sales                                                      1,387.0             1,611.5          16.2%      2,200.0       14.3%
Gross profit                                                     563.4               657.0          16.6%        892.4       16.1%
Operating income                                                  40.4                78.2          93.2%        120.0       89.2%
Income before income taxes                                        36.2                75.8         109.2%        115.0       97.7%
Net income attributable to Ricoh Company, Ltd.                    17.3                43.5         151.8%         70.0      115.6%
----------------------------------------------------------------------------------------------------------  -----------------------
Exchange rate (Yen/US$)                                          80.05               99.42          19.37        99.57       16.51
Exchange rate (Yen/EURO)                                        102.26              132.31          30.05       134.22       27.14
----------------------------------------------------------------------------------------------------------  -----------------------
Net income attributable to Ricoh Company, Ltd.
  shareholders per share-basic (yen)                             23.86               60.09          36.23        96.55       51.77
Net income attributable to Ricoh Company, Ltd.
  shareholders per share-diluted (yen)                              --                  --             --           --          --
----------------------------------------------------------------------------------------------------------  -----------------------
Cash flows from operating activities                              28.3                34.4            6.0           --          --
Cash flows from investing activities                             -76.2               -60.8           15.4           --          --
Cash flows from financing activities                              25.4                43.3           17.8           --          --
Cash and cash equivalents at end of period                       134.4               144.1            9.7           --          --
----------------------------------------------------------------------------------------------------------  -----------------------
Capital expenditures                                              61.1                55.2           -5.8         80.0        -6.5
Depreciation for tangible fixed assets                            44.5                54.3            9.7         74.0        13.5
R&D expenditures                                                  82.1                85.9            3.7        117.0         4.9
----------------------------------------------------------------------------------------------------------  -----------------------

---------------------------------------------------------------------------------------------------------
                                                          March 31, 2013    December 31, 2013  Change
---------------------------------------------------------------------------------------------------------
Total assets                                                  2,360.6            2,560.4         199.7
Ricoh Company, Ltd. shareholders' equity                        897.9            1,003.4         105.4
Interest-bearing debt                                           702.7              778.1          75.4
---------------------------------------------------------------------------------------------------------
Ricoh Company, Ltd. shareholders' equity ratio (%)               38.0               39.2           1.2
---------------------------------------------------------------------------------------------------------
Ricoh Company, Ltd. shareholders' equity per share (yen)     1,238.55           1,384.23        145.68
---------------------------------------------------------------------------------------------------------

(2) Three months ended December 31, 2012 and 2013

                                                                                        (Billions of yen)
---------------------------------------------------------------------------------------------------------
                                                         Three months ended Three months ended
                                                         December 31, 2012  December 31, 2013
                                                               Results            Results        Change
---------------------------------------------------------------------------------------------------------
   Domestic sales                                                210.1              228.5           8.7%
   Overseas sales                                                259.4              327.4          26.2%
Net sales                                                        469.6              555.9          18.4%
Gross profit                                                     188.9              226.6          19.9%
Operating income                                                  13.0               32.3         147.0%
Income before income taxes                                        11.7               31.5         167.4%
Net income attributable to Ricoh Company, Ltd.                     5.5               18.8         237.3%
---------------------------------------------------------------------------------------------------------
Exchange rate (Yen/US$)                                          81.27             100.46          19.19
Exchange rate (Yen/EURO)                                        105.43             136.70          31.27
---------------------------------------------------------------------------------------------------------
Net income attributable to Ricoh Company, Ltd.
   shareholders per share-basic (yen)                             7.71              26.00          18.29
Net income attributable to Ricoh Company, Ltd.
   shareholders per share-diluted (yen)                             --                 --             --
---------------------------------------------------------------------------------------------------------
Capital expenditures                                              19.7               17.0           -2.6
Depreciation for tangible fixed assets                            13.9               18.9            5.0
R&D expenditures                                                  27.4               28.3            0.9
---------------------------------------------------------------------------------------------------------

                               RICOH COMPANY, LTD.

* The Company bases the forecast estimates for the fiscal year ending March 31, 2014 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.

RICOH COMPANY, LTD. AND CONSOLIDATED SUBSIDIARIES
FINANCIAL HIGHLIGHTS FOR THE THIRD QUARTER ENDED DECEMBER 31, 2013 (U.S. GAAP FINANCIAL INFORMATION)

1.  RESULTS FOR THE PERIOD FROM APRIL 1, 2013 TO DECEMBER 31, 2013

(1) Operating Results

                                                                              (Millions of yen)
-----------------------------------------------------------------------------------------------
                                                         Third Quarter ended Third Quarter ended
                                                          December 31, 2012   December 31, 2013
-----------------------------------------------------------------------------------------------
Net sales                                                      1,387,099           1,611,521
   (% change from the previous corresponding period)                -0.7                16.2
Operating income                                                  40,483              78,201
   (% change from the previous corresponding period)                  --                93.2
Income before income taxes                                        36,274              75,894
   (% change from the previous corresponding period)                  --               109.2
Net income attributable to Ricoh Company, Ltd.                    17,302              43,563
   (% change from the previous corresponding period)                  --               151.8
Net income attributable to Ricoh Company, Ltd.
  shareholders per share-basic (yen)                               23.86               60.09
Net income attributable to Ricoh Company, Ltd.
  shareholders per share-diluted (yen)                                --                  --
-----------------------------------------------------------------------------------------------

Notes:

i. Comprehensive income: Yen 133,732 million (222.0%) (Yen 41,526 million ( - %) in income in previous fiscal year)

(2) Financial Position

                                                               (Millions of yen)
--------------------------------------------------------------------------------
                                             March 31, 2013   December 31, 2013
--------------------------------------------------------------------------------
Total assets                                   2,360,697          2,560,422
Total equity                                     958,658          1,067,668
Ricoh Company, Ltd. shareholders' equity         897,996          1,003,468
Ricoh Company, Ltd. shareholders' equity
  ratio (%)                                         38.0               39.2
--------------------------------------------------------------------------------

2.  DIVIDEND INFORMATION

--------------------------------------------------------------------------------
                                                    Year ended     Year ending
                                                  March 31, 2013 March 31, 2014
                                                    (Results)      (Forecast)
--------------------------------------------------------------------------------
Cash dividends, applicable to the year (yen)           29.00          33.00
  Interim (yen)                                        12.50          16.50
  Year-end (yen)                                       16.50          16.50
--------------------------------------------------------------------------------

Notes: Revision of expected dividends during this period: No

3.  FORECAST OF OPERATING RESULTS FROM APRIL 1, 2013 TO MARCH 31, 2014

                                                           (Millions of yen)
----------------------------------------------------------------------------
                                                               Year ending
                                                              March 31, 2014
----------------------------------------------------------------------------
Net sales                                                       2,200,000
Operating income                                                  120,000
Income before income taxes                                        115,000
Net income attributable to Ricoh Company, Ltd.                     70,000
Net income attributable to Ricoh Company, Ltd. shareholders
  per share (yen)                                                   96.55
----------------------------------------------------------------------------

Notes: Revision of forecast of consolidated operating results during this period: Yes

4.  OTHERS

(1) Changes in significant subsidiaries: No

(2) Adoption of concise quarterly accounting method or procedure: No

(3) Changes in accounting method: Yes

* For details see "4.Others" on page 5.

(4) Number of common stock outstanding (including treasury stock):

As of December 31, 2013   744,912,078 shares   As of March 31, 2013   744,912,078 shares

(5) Number of treasury stock:

As of December 31, 2013   19,982,034 shares   As of March 31, 2013   19,875,662 shares

(6) Average number of common stock:

As of December 31, 2013   725,000,489 shares   As of December 31, 2012   725,069,001 shares

CONSOLIDATED PERFORMANCE

1. OPERATING RESULTS

*Overview

Consolidated net sales of Ricoh Group for the third quarter of fiscal year 2013 (the nine months period from April 1, 2013 to December 31, 2013) increased by 16.2% as compared to the previous corresponding period, to Yen 1,611.5 billion. During this period, the average Yen exchange rates were Yen 99.42 against the U.S. dollar (down Yen 19.37 from the previous corresponding period) and Yen
132.31 against the Euro (down Yen 30.05 from the previous corresponding period). Net sales would have increased by 2.5% excluding impact of such foreign currency exchange fluctuation.

The Japanese economy showed signs of recovery, with the weakening Yen and the increase in stock prices achieved through the economic and monetary policies introduced by the government and the Bank of Japan. However, with the announcement of the increase in consumption tax by the government, the overall economic outlook continues to remain unpredictable. Under such conditions, domestic sales in the Imaging & Solutions segment and the Other segment increased, resulting in overall sales in Japan to increase by 4.9% as compared to the previous corresponding period.

Outside of the domestic market, the U.S. economy continued its recovery towards the end of the year as the market expressed relief over the end of the government shutdown. The European economy, although showing signs of a modest recovery, still remains uncertain as low inflation threatens the region's economic recovery. Slowdown in growth is also seen in China and in the rest of the emerging markets within Asia. Even under such economic conditions, the weakening trend of the Yen during the nine month period to the end of the third quarter has contributed to the increase in sales overseas.

As for overseas sales by region, sales in the Americas increased by 22.6% compared to the previous corresponding period (a decrease of 1.3% excluding foreign currency exchange fluctuation), sales in Europe, Middle East and Africa increased by 28.1% (a decrease of 0.9% excluding foreign currency exchange fluctuation). Sales in Other region, which includes China, South East Asia and Oceania, increased by 31.2% (an increase of 10.3%, excluding foreign currency exchange fluctuation).

As a result, sales in the overseas market increased by 25.9% compared to the previous corresponding period. Excluding effects of foreign currency fluctuations, net sales in overseas would have increased by 0.4% compared to the previous corresponding period.

Gross profit increased by 16.6% as compared to the previous corresponding period to Yen 657.0 billion, due to increase in sales, cost reductions and the weakening of the Yen.

Although group-wide activities to streamline costs have contributed in controlling selling, general and administrative expenses, these expenses have increased by 10.7% as compared to the previous corresponding period to Yen 578.8 billion, due to the weakening of the Yen.

As a result, operating income increased to Yen 78.2 billion (an increase of 93.2% compared to the previous corresponding period).

Other income increased compared to the previous corresponding period due to gain on sale of investment securities.

Income before income taxes increased by 109.2% as compared to the previous corresponding period, to Yen 75.8 billion.

As a result, net income attributable to Ricoh Company, Ltd. increased by Yen
26.2 billion (151.8%) as compared to the previous corresponding period, to Yen
43.5 billion.

Comprehensive income increased significantly compared to the previous corresponding period, primarily by the increase in consolidated net income and cumulative translation adjustments due to the weakening trend of the Yen, to Yen
133.7 billion.

*Conditions by Product Line

Conditions by Product Line for the nine months ended December 31, 2013 are as follows;

Imaging & Solutions (Sales up 17.0% to Yen 1,413.0 billion)
-----------------------------------------------------------

     Office Imaging (Sales up 13.0% to Yen 1,075.2 billion)
     ------------------------------------------------------

     Sales in this category increased by 13.0% as compared to the previous corresponding period, to Yen 1,075.2 billion.

     The sales of the newly released color MFP products along with the weakening of the Yen have contributed to the overall increase in sales compared to the previous corresponding period.

     Production Printing (Sales up 26.9% to Yen 132.9 billion)
     ---------------------------------------------------------

     Sales in this category increased by 26.9% as compared to the previous corresponding period, to Yen 132.9 billion. The weakening of the Yen, and increase in sales of new products and after-sales service revenue in the overseas market have contributed to the increase in the overall sales during this period.

     Network System Solutions (Sales up 35.9% to Yen 204.8 billion)
     --------------------------------------------------------------

     Sales in this category increased by 35.9% as compared to the previous corresponding period, to Yen 204.8 billion due primarily to the increase in sales of personal computers and related products in the domestic market and the increase in sales of IT services in both the domestic and overseas market.

As a result, sales in the Imaging & Solutions segment increased by 17.0% as compared to the previous corresponding period, to Yen 1,413.0 billion. Operating income increased by 35.9% as compared to the previous corresponding period, to Yen 124.8 billion due to increase in gross profit achieved by increase in sales and by the weakening of the Yen.

Industrial Products (Sales up 12.2% to Yen 78.7 billion)
--------------------------------------------------------

Sales increases in the Optical Unit business and semiconductors devices overseas have contributed to the increase in the Industrial Products segment by 12.2%, as compared to the previous corresponding period, to Yen 78.7 billion. As a result, the operating income in the Industrial Products segment increased to a total of Yen 3.6 billion (operating loss of Yen 0.4 billion in the previous corresponding period).

Other (Sales up 9.2% to Yen 119.7 billion)
------------------------------------------

Net sales in the Other segment increased by 9.2% as compared to the previous corresponding period, to Yen 119.7 billion. The market release of new digital camera products and the lease financing business contributed to the increase in sales in this segment. As a result, the operating loss in the Other segment amounted to Yen 0.3 billion (operating loss of Yen 2.3 billion in the previous corresponding period).

2. FINANCIAL POSITION

*Assets, Liabilities and Equity

For Assets, lease receivables increased from the end of the previous fiscal year due to increases in lease contracts. The yen equivalent of foreign-currency-denominated assets increased due to the weakening of the Yen. As a result, total assets increased by Yen 199.7 billion, to Yen 2,560.4 billion as compared to the previous corresponding period.

For Liabilities, accrued pension and severance costs decreased, but interest bearing debt increased. As a result, total liabilities increased by Yen 90.7 billion, to Yen 1,492.7 billion as compared to the previous corresponding period.

For Total Equity, accumulated other comprehensive loss decreased due primarily to the increase of cumulative translation adjustments reflecting exchange fluctuation from the end of the previous period. As a result, total Equity increased by Yen 109.0 billion from the end of the previous fiscal year, to Yen 1,067.6 billion.

*Cash Flows (Nine months from April 1, 2013 to December 31, 2013)

Net cash provided by operating activities in this period increased by Yen 6.0 billion to Yen 34.4 billion due to increase in net income before taxes.

Net cash used in investing activities in this period decreased by Yen 15.4 billion as compared to the previous corresponding period, to Yen 60.8 billion.

As a result, free cash outflows generated by operating and investing activities decreased by Yen 21.4 billion, compared to the previous corresponding period, to Yen 26.4 billion.

Net cash provided by financing activities in this period increased by Yen 17.8 billion as compared to the previous corresponding period, to Yen 43.3 billion due primarily to proceeds from interest-bearing debt.

As a result, cash and cash equivalents as of December 31, 2013 increased by Yen
27.0 billion as compared to the end of the previous fiscal year, to Yen 144.1 billion.

3. FORECAST FOR THE ENTIRE FISCAL YEAR

Based upon the changes in the business environment (i.e. exchange rate fluctuation) along with the third quarter business results, Ricoh will revise its forecast upwards for sales and downward for gross profit, operating income, income before income taxes and net income attributable to Ricoh Company, Ltd from those previously announced in October.

Furthermore, in order to more accurately reflect the recent fluctuation in the exchange rate, Ricoh assumes exchange rates of Yen 100.00 against the U.S. dollar and of Yen 140.00 against the Euro in the fourth quarter. The year-end cash dividends have not changed from our forecast announced in October.

Our performance forecast for fiscal year ending March 31, 2014 is as follows:
Exchange Rate Assumptions for the full year ending March 31, 2014
US$ 1 = Yen 99.57 (Yen 83.06 in previous fiscal year)
EURO 1 = Yen 134.22 (Yen 107.08 in previous fiscal year)

                                                                           (Billions of yen)
--------------------------------------------------------------------------------------------
                                        Year ending                     Year ended
                                      March 31, 2014                  March 31, 2013
                           Previous Forecast Revised Forecast Change     Results     Change
                                  (A)                (B)       (B-A)       (C)       (B-C)/C
--------------------------------------------------------------------------------------------
  Domestic sales                    923.0            914.0     -9.0         870.3      5.0%
  Overseas sales                  1,257.0          1,286.0     29.0       1,054.1     22.0%
Net sales                         2,180.0          2,200.0     20.0       1,924.4     14.3%
Gross profit                        896.0            892.4     -3.6         768.6     16.1%
Operating income                    140.0            120.0    -20.0          63.4     89.2%
Income before income taxes          135.0            115.0    -20.0          58.1     97.7%
Net income attributable
  to Ricoh Company, Ltd.             80.0             70.0    -10.0          32.4    115.6%
--------------------------------------------------------------------------------------------

* Ricoh bases the forecast estimates for the year ending March 31, 2014 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.

4. OTHERS

(1) Changes in significant subsidiaries:

Not applicable

(2) Adoption of concise quarterly accounting method or procedure:

Not applicable

(3) Changes in accounting method:

Ricoh adopted retroactively Accounting Standards Update (ASU) 2011-11 and ASU 2013-01 from April 1 2013. ASU 2011-11 requires an entity to disclose information about offsetting and related arrangements. ASU 2013-01 replaced ASU 2011-11. The updates create new disclosure requirements requiring entities to disclose both gross and net information for derivatives and other financial instruments that are either offset in the Statement of assets and liabilities or subject to an enforceable master netting arrangement or similar agreement. These ASU's impact disclosures only and will have no impact on Ricoh's consolidated financial position.

Ricoh adopted ASU 2013-02 from April 1 2013. This ASU requires an entity to report the effect of reclassifications out of accumulated other comprehensive income. This ASU will only impact disclosures and will have no impact on Ricoh's consolidated financial position.

5. CONSOLIDATED FINANCIAL STATEMENTS

(1) CONSOLIDATED BALANCE SHEETS

Assets                                                                                                   (Millions of yen)
--------------------------------------------------------------------------------------------------------------------------
                                                                    March 31, 2013    December 31, 2013       Change
--------------------------------------------------------------------------------------------------------------------------
Current Assets
   Cash and time deposits                                                  120,331              147,856              27,525
   Trade receivables                                                       745,470              807,984              62,514
   Inventories                                                             195,367              228,469              33,102
   Other current assets                                                     65,051               67,115               2,064
Total Current Assets                                                     1,126,219            1,251,424             125,205
Fixed Assets
   Tangible fixed assets                                                   290,875              292,839               1,964
   Finance receivables                                                     466,608              513,038              46,430
   Other investments                                                       476,995              503,121              26,126
Total Fixed Assets                                                       1,234,478            1,308,998              74,520
--------------------------------------------------------------------------------------------------------------------------
Total Assets                                                             2,360,697            2,560,422             199,725
--------------------------------------------------------------------------------------------------------------------------
Note:
Contents of cash and time deposits;                                 March 31, 2013    December 31, 2013
   Cash and cash equivalents                                               117,051              144,126
   Time deposits                                                             3,280                3,730

Liabilities and Equity                                                                                   (Millions of yen)
--------------------------------------------------------------------------------------------------------------------------
                                                                    March 31, 2013    December 31, 2013       Change
--------------------------------------------------------------------------------------------------------------------------
Current Liabilities
   Trade payables                                                          256,538              263,602              7,064
   Short-term borrowings                                                   226,399              289,035             62,636
   Other current liabilities                                               217,430              250,021             32,591
Total Current Liabilities                                                  700,367              802,658            102,291
Fixed Liabilities
   Long-term indebtedness                                                  476,381              489,159             12,778
   Accrued pension and severance costs                                     164,289              140,884            -23,405
   Other fixed liabilities                                                  61,002               60,053               -949
Total Fixed Liabilities                                                    701,672              690,096            -11,576
--------------------------------------------------------------------------------------------------------------------------
Total Liabilities                                                        1,402,039            1,492,754             90,715
--------------------------------------------------------------------------------------------------------------------------
Equity
   Common stock                                                            135,364              135,364                --
   Additional paid-in capital                                              186,083              186,083                --
   Retained earnings                                                       759,783              779,418             19,635
   Accumulated other comprehensive loss                                   -146,088              -60,131             85,957
   Treasury stock                                                          -37,146              -37,266               -120
Total Ricoh Company, Ltd. shareholders' equity                             897,996            1,003,468            105,472
Noncontrolling interests                                                    60,662               64,200              3,538
--------------------------------------------------------------------------------------------------------------------------
Total Equity                                                               958,658            1,067,668            109,010
--------------------------------------------------------------------------------------------------------------------------
Total Liabilities and Equity                                             2,360,697            2,560,422            199,725
--------------------------------------------------------------------------------------------------------------------------
Note:
Accumulated other comprehensive loss;                               March 31, 2013    December 31, 2013       Change
   Net unrealized holding gains and losses on available-for-sale
     securities                                                              8,665               16,283              7,618
   Pension liability adjustments                                           -64,266              -57,172              7,094
   Net unrealized gains and losses on derivative instruments                  -861                 -275                586
   Cumulative translation adjustments                                      -89,626              -18,967             70,659

                       Reference: Exchange rate                     March 31, 2013    December 31, 2013
                                  US$ 1                                  Yen 94.05           Yen 105.39
                                  EURO 1                                Yen 120.73           Yen 145.05

(2) CONSOLIDATED STATEMENTS OF INCOME AND CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

CONSOLIDATED STATEMENTS OF INCOME

Third Quarter ended December 31, 2012 and 2013

                                                                                                            (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                                                 Third Quarter ended   Third Quarter ended
                                                                  December 31, 2012     December 31, 2013     Change     %
-----------------------------------------------------------------------------------------------------------------------------
Net sales                                                            1,387,099             1,611,521         224,422    16.2
Cost of sales                                                          823,697               954,502         130,805    15.9
    Percentage of net sales (%)                                           59.4                  59.2
Gross Profit                                                           563,402               657,019          93,617    16.6
    Percentage of net sales (%)                                           40.6                  40.8
Selling, general and administrative expenses                           522,919               578,818          55,899    10.7
    Percentage of net sales (%)                                           37.7                  35.9
Operating income                                                        40,483                78,201          37,718    93.2
    Percentage of net sales (%)                                            2.9                   4.9
Other (income) expenses
  Interest and dividend income                                           1,916                 1,548            -368   -19.2
    Percentage of net sales (%)                                            0.1                   0.1
  Interest expense                                                       5,047                 5,237             190     3.8
    Percentage of net sales (%)                                            0.4                   0.3
  Gain on sale of investment securities                                     24                 2,324           2,300      --
    Percentage of net sales (%)                                            0.0                   0.1
  Other, net                                                             1,102                   942            -160   -14.5
    Percentage of net sales (%)                                            0.0                   0.1
Income before income taxes,
  equity income and noncontrolling interests                            36,274                75,894          39,620   109.2
    Percentage of net sales (%)                                            2.6                   4.7
Provision for income taxes                                              15,510                28,163          12,653    81.6
    Percentage of net sales (%)                                            1.1                   1.7
Equity in earnings of affiliates                                            47                   -29             -76      --
    Percentage of net sales (%)                                            0.0                  -0.0
Net income                                                              20,811                47,702          26,891   129.2
    Percentage of net sales (%)                                            1.5                   3.0
Net income attributable to noncontrolling interests                      3,509                 4,139             630    18.0
    Percentage of net sales (%)                                            0.3                   0.3
Net income attributable to Ricoh Company, Ltd.                          17,302                43,563          26,261   151.8
    Percentage of net sales (%)                                            1.2                   2.7
-----------------------------------------------------------------------------------------------------------------------------

                  Reference : Exchange rate                       December 31, 2012    December 31, 2013
                              US$ 1                                       Yen 80.05            Yen 99.42
                              EURO 1                                     Yen 102.26           Yen 132.31

Three months ended December 31, 2012 and 2013

                                                                                                            (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                                                 Three months ended    Three months ended
                                                                  December 31, 2012    December 31, 2013      Change     %
-----------------------------------------------------------------------------------------------------------------------------
Net sales                                                                469,632             555,944          86,312    18.4
Cost of sales                                                            280,636             329,315          48,679    17.3
    Percentage of net sales (%)                                             59.8                59.2
Gross Profit                                                             188,996             226,629          37,633    19.9
    Percentage of net sales (%)                                             40.2                40.8
Selling, general and administrative expenses                             175,901             194,288          18,387    10.5
    Percentage of net sales (%)                                             37.4                35.0
Operating income                                                          13,095              32,341          19,246   147.0
    Percentage of net sales (%)                                              2.8                 5.8
Other (income) expenses
  Interest and dividend income                                               380                 418              38    10.0
    Percentage of net sales (%)                                              0.1                 0.1
  Interest expense                                                         1,492               1,609             117     7.8
    Percentage of net sales (%)                                              0.3                 0.3
  Gain (loss) on sale of investment securities                                -1                  32              33      --
    Percentage of net sales (%)                                             -0.0                 0.0
  Other, net                                                                 198                -329            -527      --
    Percentage of net sales (%)                                              0.1                -0.1
Income before income taxes,
  equity income and noncontrolling interests                              11,784              31,511          19,727   167.4
    Percentage of net sales (%)                                              2.5                 5.7
Provision for income taxes                                                 5,109              11,350           6,241   122.2
    Percentage of net sales (%)                                              1.1                 2.1
Equity in earnings of affiliates                                             -10                   6              16      --
    Percentage of net sales (%)                                             -0.0                 0.0
Net income                                                                 6,665              20,167          13,502   202.6
    Percentage of net sales (%)                                              1.4                 3.6
Net income attributable to noncontrolling interests                        1,076               1,315             239    22.2
    Percentage of net sales (%)                                              0.2                 0.2
Net income attributable to Ricoh Company, Ltd.                             5,589              18,852          13,263   237.3
    Percentage of net sales (%)                                              1.2                 3.4
-----------------------------------------------------------------------------------------------------------------------------

                  Reference : Exchange rate                       December 31, 2012    December 31, 2013
                              US$ 1                                       Yen 81.27           Yen 100.46
                              EURO 1                                     Yen 105.43           Yen 136.70

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME



Third Quarter ended December 31, 2012 and 2013                                                               (Millions of yen)
------------------------------------------------------------------------------------------------------------------------------
                                                                     Third Quarter ended   Third Quarter ended
                                                                      December 31, 2012    December 31, 2013        Change
------------------------------------------------------------------------------------------------------------------------------
Net income                                                                        20,811                47,702          26,891
Other comprehensive income (loss), net of tax
    Net unrealized holding gains and losses on available-for-sale
      securities                                                                    -449                 7,669           8,118
    Pension liability adjustments                                                   -747                 6,993           7,740
    Net unrealized gains and losses on derivative instruments                       -117                   889           1,006
    Foreign currency translation adjustments                                      22,028                70,479          48,451
       Total                                                                      20,715                86,030          65,315
Comprehensive income                                                              41,526               133,732          92,206
Comprehensive income attributable to noncontrolling interests                      3,351                 4,212             861
Comprehensive income attributable to Ricoh Company, Ltd.                          38,175               129,520          91,345
------------------------------------------------------------------------------------------------------------------------------

                        Reference : Exchange rate                      December 31, 2012     December 31, 2013
                                    US$ 1                                      Yen 80.05             Yen 99.42
                                    EURO 1                                    Yen 102.26            Yen 132.31

Three months ended December 31, 2012 and 2013                                                                (Millions of yen)
------------------------------------------------------------------------------------------------------------------------------
                                                                     Three months ended    Three months ended
                                                                      December 31, 2012     December 31, 2013       Change
------------------------------------------------------------------------------------------------------------------------------
Net income                                                                         6,665                20,167          13,502
Other comprehensive income (loss), net of tax
    Net unrealized holding gains and losses on available-for-sale
      securities                                                                   1,040                 4,480           3,440
    Pension liability adjustments                                                 -4,195                   837           5,032
    Net unrealized gains and losses on derivative instruments                        175                   384             209
    Foreign currency translation adjustments                                      50,876                43,766          -7,110
                                                                                  47,896                49,467           1,571
Comprehensive income                                                              54,561                69,634          15,073
Comprehensive income attributable to noncontrolling interests                      1,204                 1,552             348
Comprehensive income attributable to Ricoh Company, Ltd.                          53,357                68,082          14,725
------------------------------------------------------------------------------------------------------------------------------

                        Reference : Exchange rate                      December 31, 2012     December 31, 2013
                                    US$ 1                                      Yen 81.27            Yen 100.46
                                    EURO 1                                    Yen 105.43            Yen 136.70

CONSOLIDATED SALES BY PRODUCT CATEGORY


Third Quarter ended December 31, 2012 and 2013                                                                (Millions of yen)
-------------------------------------------------------------------------------------------------------------------------------
                                                                    Third Quarter ended   Third Quarter ended
                                                                     December 31, 2012     December 31, 2013    Change       %
-------------------------------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
  Office Imaging                                                          951,753             1,075,257         123,504    13.0
    Percentage of net sales (%)                                              68.6                  66.7
  Production Printing                                                     104,774               132,955          28,181    26.9
    Percentage of net sales (%)                                               7.6                   8.3
  Network System Solutions                                                150,714               204,829          54,115    35.9
    Percentage of net sales (%)                                              10.9                  12.7
Imaging & Solutions Total                                               1,207,241             1,413,041         205,800    17.0
    Percentage of net sales (%)                                              87.1                  87.7
-------------------------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                                                        70,201                78,759           8,558    12.2
    Percentage of net sales (%)                                               5.1                   4.9
-------------------------------------------------------------------------------------------------------------------------------
[Other]
Other                                                                     109,657               119,721          10,064     9.2
    Percentage of net sales (%)                                               7.8                   7.4
-------------------------------------------------------------------------------------------------------------------------------
Grand Total                                                             1,387,099             1,611,521         224,422    16.2
    Percentage of net sales (%)                                             100.0                 100.0
-------------------------------------------------------------------------------------------------------------------------------

             Reference : Exchange rate                          December 31, 2012     December 31, 2013
                         US$ 1                                          Yen 80.05             Yen 99.42
                         EURO 1                                        Yen 102.26            Yen 132.31


Three months ended December 31, 2012 and 2013                                                                 (Millions of yen)
---------------------------------------------------------------------------------------- --------------------------------------
                                                                     Three months ended   Three months ended
                                                                     December 31, 2012    December 31, 2013     Change       %
---------------------------------------------------------------------------------------- --------------------------------------
[Imaging & Solutions]
  Office Imaging                                                          325,473               370,551         45,078     13.8
    Percentage of net sales (%)                                              69.3                  66.7
  Production Printing                                                      35,339                47,680         12,341     34.9
    Percentage of net sales (%)                                               7.5                   8.6
  Network System Solutions                                                 48,792                71,593         22,801     46.7
    Percentage of net sales (%)                                              10.4                  12.8
Imaging & Solutions Total                                                 409,604               489,824         80,220     19.6
    Percentage of net sales (%)                                              87.2                  88.1
-------------------------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                                                        22,764                27,165          4,401     19.3
    Percentage of net sales (%)                                               4.8                   4.9
-------------------------------------------------------------------------------------------------------------------------------
[Other]
Other                                                                      37,264                38,955          1,691      4.5
    Percentage of net sales (%)                                               8.0                   7.0
-------------------------------------------------------------------------------------------------------------------------------
Grand Total                                                               469,632               555,944         86,312     18.4
    Percentage of net sales (%)                                             100.0                 100.0
-------------------------------------------------------------------------------------------------------------------------------

            Reference : Exchange rate                           December 31, 2012     December 31, 2013
                        US$ 1                                           Yen 81.27            Yen 100.46
                        EURO 1                                         Yen 105.43            Yen 136.70



*Each category includes the following product line:

Office Imaging            MFPs (multifunctional printers), copiers, laser
                          printers, digital duplicators, facsimile, scanners,
                          related parts & supplies, services, support and
                          software
Production Printing       Cut sheet printer, continuous feed printer, related
                          parts & supplies, services, support and software
Network System Solutions  Personal computers, servers, network equipment, related services, support and software
Industrial Products       Thermal media, optical equipment, semiconductor
                          devices and electronic components
Other                     Digital cameras

CONSOLIDATED SALES BY GEOGRAPHIC AREA


Third Quarter ended December 31, 2012 and 2013                                                                (Millions of yen)
-------------------------------------------------------------------------------------------------------------------------------
                                                                    Third Quarter ended   Third Quarter ended
                                                                     December 31, 2012     December 31, 2013    Change       %
-------------------------------------------------------------------------------------------------------------------------------
[Domestic]                                                                640,902               672,306        31,404       4.9
    Percentage of net sales (%)                                              46.2                  41.7
[Overseas]                                                                746,197               939,215       193,018      25.9
    Percentage of net sales (%)                                              53.8                  58.3
      The Americas                                                        353,827               433,658        79,831      22.6
        Percentage of net sales (%)                                          25.5                  26.9
      Europe, Middle East and Africa                                      294,340               376,918        82,578      28.1
        Percentage of net sales (%)                                          21.2                  23.4
      Other                                                                98,030               128,639        30,609      31.2
        Percentage of net sales (%)                                           7.1                   8.0
Grand Total                                                             1,387,099             1,611,521       224,422      16.2
    Percentage of net sales (%)                                             100.0                 100.0
-------------------------------------------------------------------------------------------------------------------------------

             Reference : Exchange rate                          December 31, 2012     December 31, 2013
                         US$ 1                                          Yen 80.05             Yen 99.42
                         EURO 1                                        Yen 102.26            Yen 132.31


Three months ended December 31, 2012 and 2013                                                                 (Millions of yen)
-------------------------------------------------------------------------------------------------------------------------------
                                                                     Three months ended   Three months ended
                                                                     December 31, 2012     December 31, 2013   Change        %
-------------------------------------------------------------------------------------------------------------------------------
[Domestic]                                                                210,140               228,502       18,362        8.7
    Percentage of net sales (%)                                              44.7                  41.1
[Overseas]                                                                259,492               327,442       67,950       26.2
    Percentage of net sales (%)                                              55.3                  58.9
      The Americas                                                        119,508               147,589       28,081       23.5
        Percentage of net sales (%)                                          25.4                  26.5
      Europe, Middle East and Africa                                      107,177               136,342       29,165       27.2
        Percentage of net sales (%)                                          22.8                  24.5
      Other                                                                32,807                43,511       10,704       32.6
        Percentage of net sales (%)                                           7.1                   7.9
Grand Total                                                               469,632               555,944       86,312       18.4
    Percentage of net sales (%)                                             100.0                 100.0
-------------------------------------------------------------------------------------------------------------------------------

             Reference : Exchange rate                          December 31, 2012     December 31, 2013
                         US$ 1                                          Yen 81.27            Yen 100.46
                         EURO 1                                        Yen 105.43            Yen 136.70


(3) CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                             (Millions of yen)
------------------------------------------------------------------------------------------------------------------------------
                                                                             Third Quarter ended           Third Quarter ended
                                                                              December 31, 2012             December 31, 2013
------------------------------------------------------------------------------------------------------------------------------
I. Cash Flows from Operating Activities:
   Consolidated net income                                                          20,811                       47,702
   Adjustments to reconcile consolidated net income to net cash provided by operating activities-
      Depreciation and amortization                                                 62,918                       73,784
      Equity in earnings of affiliates, net of dividends received                      -47                           29
      Deferred income taxes                                                          1,935                        7,011
      Gain on sale of investment securities                                            -24                       -2,324
      Pension and severance costs, less payments                                    -2,843                      -16,893
      Changes in assets and liabilities-
          Increase in trade receivables                                             -4,714                      -10,071
          Increase in inventories                                                   -9,259                      -15,921
          Increase in finance receivables                                          -12,800                      -35,627
          Decrease in trade payables                                               -15,464                       -2,211
          Decrease in accrued income taxes and
            accrued expenses and other                                             -17,068                       -4,185
      Other, net                                                                     4,895                       -6,865
------------------------------------------------------------------------------------------------------------------------------
  Net cash provided by operating activities                                         28,340                       34,429
------------------------------------------------------------------------------------------------------------------------------
II. Cash Flows from Investing Activities:
      Proceeds from sales of property, plant and equipment                           1,399                          530
      Expenditures for property, plant and equipment,
      including interest capitalized                                               -61,156                      -55,279
      Expenditures for intangible assets                                            -8,340                       -8,429
      Payments for purchases of available-for-sale securities                          -91                          -62
      Proceeds from sales of available-for-sale securities                              64                        7,153
      (Increase) Decrease in time deposits                                          -1,276                           34
      Other, net                                                                    -6,886                       -4,828
------------------------------------------------------------------------------------------------------------------------------
  Net cash used in investing activities                                            -76,286                      -60,881
------------------------------------------------------------------------------------------------------------------------------
III. Cash Flows from Financing Activities:
      Net repayments of debt with original maturities of three months
        or less                                                                    -19,644                       24,815
      Proceeds from debt with original maturities of more than three months        128,762                      103,345
      Repayments of debt with original maturities of more than three months        -87,786                      -78,327
      Proceeds from issuance of long-term debt securities                           20,000                       20,000
      Repayment of long-term debt securities                                            --                       -1,826
      Dividends paid                                                               -15,226                      -23,925
      Payment for purchase of treasury stock                                            -8                         -109
      Other, net                                                                      -694                         -671
------------------------------------------------------------------------------------------------------------------------------
  Net cash provided by financing activities                                         25,404                       43,302
------------------------------------------------------------------------------------------------------------------------------
IV. Effect of Exchange Rate Changes on Cash and Cash Equivalents                       740                       10,225
------------------------------------------------------------------------------------------------------------------------------
V. Net Increase (Decrease) in Cash and Cash Equivalents                            -21,802                       27,075
------------------------------------------------------------------------------------------------------------------------------
VI. Cash and Cash Equivalents at Beginning of Year                                 156,210                      117,051
------------------------------------------------------------------------------------------------------------------------------
VII. Cash and Cash Equivalents at End of Period                                    134,408                      144,126
------------------------------------------------------------------------------------------------------------------------------

(4) NOTES ON PREMISE GOING CONCERN

 Not applicable

(5) SEGMENT INFORMATION

(a) Operating Segments Information

Third Quarter ended December 31, 2012 and 2013

                                                                                                              (Millions of yen)
-------------------------------------------------------------------------------------------------------------------------------
                                                                 Third Quarter ended   Third Quarter ended
                                                                  December 31, 2012     December 31, 2013     Change        %
-------------------------------------------------------------------------------------------------------------------------------
IMAGING & SOLUTIONS:
  Net sales:
      Unaffiliated customers                                           1,207,241             1,413,041       205,800       17.0
      Intersegment                                                            --                    --            --         --
      Total                                                            1,207,241             1,413,041       205,800       17.0
-------------------------------------------------------------------------------------------------------------------------------
  Operating expenses                                                   1,115,362             1,288,178       172,816       15.5
-------------------------------------------------------------------------------------------------------------------------------
  Operating income                                                        91,879               124,863        32,984       35.9
      Operating income on sales in Imaging & Solutions (%)                   7.6                   8.8
-------------------------------------------------------------------------------------------------------------------------------
INDUSTRIAL PRODUCTS:
  Net sales:
      Unaffiliated customers                                              70,201                78,759         8,558       12.2
      Intersegment                                                         3,200                 3,025          -175       -5.5
      Total                                                               73,401                81,784         8,383       11.4
-------------------------------------------------------------------------------------------------------------------------------
  Operating expenses                                                      73,846                78,165         4,319        5.8
-------------------------------------------------------------------------------------------------------------------------------
  Operating income (loss)                                                   -445                 3,619         4,064         --
      Operating income (loss) on sales in Industrial Products (%)           -0.6                   4.4
-------------------------------------------------------------------------------------------------------------------------------
OTHER:
  Net sales:
      Unaffiliated customers                                             109,657               119,721        10,064        9.2
      Intersegment                                                            --                    --            --         --
      Total                                                              109,657               119,721        10,064        9.2
-------------------------------------------------------------------------------------------------------------------------------
  Operating expenses                                                     112,025               120,054         8,029        7.2
-------------------------------------------------------------------------------------------------------------------------------
  Operating loss                                                          -2,368                  -333         2,035         --
      Operating loss on sales in Other (%)                                  -2.2                  -0.3
-------------------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
  Net sales:
      Intersegment                                                        -3,200                -3,025           175
      Total                                                               -3,200                -3,025           175         --
-------------------------------------------------------------------------------------------------------------------------------
  Operating expenses:
      Intersegment                                                        -3,200                -3,025           175
      Corporate                                                           48,583                49,948         1,365
      Total                                                               45,383                46,923         1,540         --
-------------------------------------------------------------------------------------------------------------------------------
  Operating loss                                                         -48,583               -49,948        -1,365         --
-------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
  Net sales:
      Unaffiliated customers                                           1,387,099             1,611,521       224,422       16.2
      Intersegment                                                            --                    --            --         --
      Total                                                            1,387,099             1,611,521       224,422       16.2
-------------------------------------------------------------------------------------------------------------------------------
  Operating expenses                                                   1,346,616             1,533,320       186,704       13.9
-------------------------------------------------------------------------------------------------------------------------------
  Operating income                                                        40,483                78,201        37,718       93.2
      Operating income on consolidated net sales (%)                         2.9                   4.9
-------------------------------------------------------------------------------------------------------------------------------


Three months ended December 31, 2012 and 2013

                                                                                                                   (Millions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                                      Three months ended    Three months ended
                                                                       December 31, 2012    December 31, 2013      Change       %
------------------------------------------------------------------------------------------------------------------------------------
IMAGING & SOLUTIONS:
   Net sales:
       Unaffiliated customers                                               409,604              489,824           80,220     19.6
       Intersegment                                                              --                   --               --       --
       Total                                                                409,604              489,824           80,220     19.6
------------------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                       377,318              442,768           65,450     17.3
------------------------------------------------------------------------------------------------------------------------------------
   Operating income                                                          32,286               47,056           14,770     45.7
       Operating income on sales in Imaging & Solutions(%)                      7.9                  9.6
------------------------------------------------------------------------------------------------------------------------------------
INDUSTRIAL PRODUCTS:
   Net sales:
       Unaffiliated customers                                                22,764               27,165            4,401     19.3
       Intersegment                                                           1,148                  994             -154    -13.4
       Total                                                                 23,912               28,159            4,247     17.8
------------------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                        23,699               26,738            3,039     12.8
------------------------------------------------------------------------------------------------------------------------------------
   Operating income                                                             213                1,421            1,208    567.1
       Operating income on sales in Industrial Products(%)                      0.9                  5.0
------------------------------------------------------------------------------------------------------------------------------------
OTHER:
   Net sales:
       Unaffiliated customers                                                37,264               38,955            1,691      4.5
       Intersegment                                                              --                   --               --       --
       Total                                                                 37,264               38,955            1,691      4.5
------------------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                        38,889               38,790              -99     -0.3
------------------------------------------------------------------------------------------------------------------------------------
   Operating income (loss)                                                   -1,625                  165            1,790       --
       Operating income (loss) on sales in Other (%)                           -4.4                  0.4
------------------------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
       Intersegment                                                          -1,148                 -994              154
       Total                                                                 -1,148                 -994              154       --
------------------------------------------------------------------------------------------------------------------------------------
   Operating expenses:
       Intersegment                                                          -1,148                 -994              154
       Corporate                                                             17,779               16,301           -1,478
       Total                                                                 16,631               15,307           -1,324       --
------------------------------------------------------------------------------------------------------------------------------------
   Operating loss                                                           -17,779              -16,301            1,478       --
------------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
       Unaffiliated customers                                               469,632              555,944           86,312     18.4
       Intersegment                                                              --                   --               --       --
       Total                                                                469,632              555,944           86,312     18.4
------------------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                       456,537              523,603           67,066     14.7
------------------------------------------------------------------------------------------------------------------------------------
   Operating income                                                          13,095               32,341           19,246    147.0
       Operating income on consolidated net sales (%)                           2.8                  5.8
------------------------------------------------------------------------------------------------------------------------------------

(b) Geographic Segments Information

Third Quarter ended December 31, 2012 and 2013                                                                     (Millions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                                      Third Quarter ended  Third Quarter ended
                                                                       December 31, 2012    December 31, 2013      Change       %
------------------------------------------------------------------------------------------------------------------------------------
JAPAN:
   Net sales:
       Unaffiliated customers                                               652,650              685,226           32,576      5.0
       Intersegment                                                         278,203              333,102           54,899     19.7
       Total                                                                930,853            1,018,328           87,475      9.4
------------------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                       912,933              974,649           61,716      6.8
------------------------------------------------------------------------------------------------------------------------------------
   Operating income                                                          17,920               43,679           25,759    143.7
       Operating income on sales in Japan (%)                                   1.9                  4.3
------------------------------------------------------------------------------------------------------------------------------------
THE AMERICAS:
   Net sales:
       Unaffiliated customers                                               353,795              433,607           79,812     22.6
       Intersegment                                                           5,152                6,669            1,517     29.4
       Total                                                                358,947              440,276           81,329     22.7
------------------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                       355,196              428,726           73,530     20.7
------------------------------------------------------------------------------------------------------------------------------------
   Operating income                                                           3,751               11,550            7,799    207.9
       Operating income on sales in the Americas (%)                            1.0                  2.6
------------------------------------------------------------------------------------------------------------------------------------
EUROPE, MIDDLE EAST AND AFRICA:
   Net sales:
       Unaffiliated customers                                               291,776              375,191           83,415     28.6
       Intersegment                                                             517                  605               88     17.0
       Total                                                                292,293              375,796           83,503     28.6
------------------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                       275,162              360,132           84,970     30.9
------------------------------------------------------------------------------------------------------------------------------------
   Operating income                                                          17,131               15,664           -1,467     -8.6
       Operating income on sales in Europe, Middle East and Africa (%)          5.9                  4.2
------------------------------------------------------------------------------------------------------------------------------------
OTHER:
   Net sales:
       Unaffiliated customers                                                88,878              117,497           28,619     32.2
       Intersegment                                                         138,838              175,740           36,902     26.6
       Total                                                                227,716              293,237           65,521     28.8
------------------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                       218,793              280,209           61,416     28.1
------------------------------------------------------------------------------------------------------------------------------------
   Operating income                                                           8,923               13,028            4,105     46.0
       Operating income on sales in Other (%)                                   3.9                  4.4
------------------------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
       Intersegment                                                        -422,710             -516,116          -93,406
       Total                                                               -422,710             -516,116          -93,406       --
------------------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                      -415,468             -510,396          -94,928       --
------------------------------------------------------------------------------------------------------------------------------------
   Operating loss                                                            -7,242               -5,720            1,522       --
------------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
       Unaffiliated customers                                             1,387,099            1,611,521          224,422     16.2
       Intersegment                                                              --                   --               --       --
       Total                                                              1,387,099            1,611,521          224,422     16.2
------------------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                     1,346,616            1,533,320          186,704     13.9
------------------------------------------------------------------------------------------------------------------------------------
   Operating income                                                          40,483               78,201           37,718     93.2
       Operating income on consolidated net sales (%)                           2.9                  4.9
------------------------------------------------------------------------------------------------------------------------------------

Three months ended December 31, 2012 and 2013

                                                                                                                   (Millions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                                      Three months ended    Three months ended
                                                                       December 31, 2012    December 31, 2013      Change       %
------------------------------------------------------------------------------------------------------------------------------------
JAPAN:
   Net sales:
       Unaffiliated customers                                               214,035              234,189           20,154      9.4
       Intersegment                                                          92,231              113,380           21,149     22.9
       Total                                                                306,266              347,569           41,303     13.5
------------------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                       301,137              331,211           30,074     10.0
------------------------------------------------------------------------------------------------------------------------------------
   Operating income                                                           5,129               16,358           11,229    218.9
       Operating income on sales in Japan (%)                                   1.7                  4.7
------------------------------------------------------------------------------------------------------------------------------------
THE AMERICAS:
   Net sales:
       Unaffiliated customers                                               119,503              147,562           28,059     23.5
       Intersegment                                                           1,652                2,617              965     58.4
       Total                                                                121,155              150,179           29,024     24.0
------------------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                       118,919              145,294           26,375     22.2
------------------------------------------------------------------------------------------------------------------------------------
   Operating income                                                           2,236                4,885            2,649    118.5
       Operating income on sales in the Americas (%)                            1.8                  3.3
------------------------------------------------------------------------------------------------------------------------------------
EUROPE, MIDDLE EAST AND AFRICA:
   Net sales:
       Unaffiliated customers                                               106,308              135,470           29,162     27.4
       Intersegment                                                             192                  207               15      7.8
       Total                                                                106,500              135,677           29,177     27.4
------------------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                       100,056              128,229           28,173     28.2
------------------------------------------------------------------------------------------------------------------------------------
   Operating income                                                           6,444                7,448            1,004     15.6
       Operating income on sales in Europe, Middle East and Africa (%)          6.1                  5.5
------------------------------------------------------------------------------------------------------------------------------------
OTHER:
   Net sales:
       Unaffiliated customers                                                29,786               38,723            8,937     30.0
       Intersegment                                                          47,075               63,719           16,644     35.4
       Total                                                                 76,861              102,442           25,581     33.3
------------------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                        73,501               98,275           24,774     33.7
------------------------------------------------------------------------------------------------------------------------------------
   Operating income                                                           3,360                4,167              807     24.0
       Operating income on sales in Other (%)                                   4.4                  4.1
------------------------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
       Intersegment                                                        -141,150             -179,923          -38,773
       Total                                                               -141,150             -179,923          -38,773       --
------------------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                      -137,076             -179,406          -42,330       --
------------------------------------------------------------------------------------------------------------------------------------
   Operating loss                                                            -4,074                 -517            3,557       --
------------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
       Unaffiliated customers                                               469,632              555,944           86,312     18.4
       Intersegment                                                              --                   --               --       --
       Total                                                                469,632              555,944           86,312     18.4
------------------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                       456,537              523,603           67,066     14.7
------------------------------------------------------------------------------------------------------------------------------------
   Operating income                                                          13,095               32,341           19,246    147.0
       Operating income on consolidated net sales (%)                           2.8                  5.8
------------------------------------------------------------------------------------------------------------------------------------

(6) NOTES ON SIGNIFICANT CHANGES IN EQUITY

 Not applicable

-APPENDIX-

1. CONSOLIDATED SALES BY PRODUCT CATEGORY

Third Quarter ended December 31, 2012 and 2013                                                            (Millions of yen)
---------------------------------------------------------------------------------------------------------------------------
                                          Third Quarter ended Third Quarter ended                  Change excluding
                                            December 31, 2012   December 31, 2013  Change     %    exchange impact     %
---------------------------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
  Office Imaging                                  951,753           1,075,257      123,504   13.0      -27,106       -2.8
    Percentage of net sales (%)                      68.6                66.7
      Domestic                                    354,442             343,658      -10,784   -3.0      -10,784       -3.0
      Overseas                                    597,311             731,599      134,288   22.5      -16,322       -2.7
  Production Printing                             104,774             132,955       28,181   26.9        6,206        5.9
    Percentage of net sales (%)                       7.6                 8.3
      Domestic                                     24,500              24,389         -111   -0.5         -111       -0.5
      Overseas                                     80,274             108,566       28,292   35.2        6,317        7.9
  Network System Solutions                        150,714             204,829       54,115   35.9       46,118       30.6
    Percentage of net sales (%)                      10.9                12.7
      Domestic                                    129,970             165,380       35,410   27.2       35,410       27.2
      Overseas                                     20,744              39,449       18,705   90.2       10,708       51.6
Imaging & Solutions Total                       1,207,241           1,413,041      205,800   17.0       25,218        2.1
    Percentage of net sales (%)                      87.1                87.7
  Domestic                                        508,912             533,427       24,515    4.8       24,515        4.8
  Overseas                                        698,329             879,614      181,285   26.0          703        0.1
      The Americas                                340,199             418,014       77,815   22.9       -3,638       -1.1
      Europe, Middle East and Africa              279,286             358,666       79,380   28.4       -2,191       -0.8
      Other                                        78,844             102,934       24,090   30.6        6,532        8.3
---------------------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                                70,201              78,759        8,558   12.2        1,501        2.1
    Percentage of net sales (%)                       5.1                 4.9
  Domestic                                         34,743              34,061         -682   -2.0         -682       -2.0
  Overseas                                         35,458              44,698        9,240   26.1        2,183        6.2
      The Americas                                 10,312              11,602        1,290   12.5         -964       -9.3
      Europe, Middle East and Africa                9,534              12,261        2,727   28.6          422        4.4
      Other                                        15,612              20,835        5,223   33.5        2,725       17.5
---------------------------------------------------------------------------------------------------------------------------
[Other]
Other                                             109,657             119,721       10,064    9.2        7,499        6.8
    Percentage of net sales (%)                       7.8                 7.4
  Domestic                                         97,247             104,818        7,571    7.8        7,571        7.8
  Overseas                                         12,410              14,903        2,493   20.1          -72       -0.6
      The Americas                                  3,316               4,042          726   21.9          -37       -1.1
      Europe, Middle East and Africa                5,520               5,991          471    8.5         -880      -15.9
      Other                                         3,574               4,870        1,296   36.3          845       23.6
---------------------------------------------------------------------------------------------------------------------------
Grand Total                                     1,387,099           1,611,521      224,422   16.2       34,218        2.5
    Percentage of net sales (%)                     100.0               100.0
  Domestic                                        640,902             672,306       31,404    4.9       31,404        4.9
    Percentage of net sales (%)                      46.2                41.7
  Overseas                                        746,197             939,215      193,018   25.9        2,814        0.4
    Percentage of net sales (%)                      53.8                58.3
      The Americas                                353,827             433,658       79,831   22.6       -4,639       -1.3
        Percentage of net sales (%)                  25.5                26.9
      Europe, Middle East and Africa              294,340             376,918       82,578   28.1       -2,649       -0.9
        Percentage of net sales (%)                  21.2                23.4
      Other                                        98,030             128,639       30,609   31.2       10,102       10.3
        Percentage of net sales (%)                   7.1                 8.0
---------------------------------------------------------------------------------------------------------------------------
                Reference: Exchange rate   December 31, 2012   December 31, 2013   Change
                           US$ 1                Yen 80.05           Yen 99.42    Yen 19.37
                           EURO 1              Yen 102.26          Yen 132.31    Yen 30.05

*Each category includes the following product line:

Office Imaging            MFPs (multifunctional printers), copiers, laser
                          printers, digital duplicators, facsimile, scanners,
                          related parts & supplies, services, support and
                          software
Production Printing       Cut sheet printer, continuous feed printer, related
                          parts & supplies, services, support and software
Network System Solutions  Personal computers, servers, network equipment, related services, support and software
Industrial Products       Thermal media, optical equipment, semiconductor
                          devices and electronic components
Other                     Digital cameras

                                       A1

Three months ended December 31, 2012 and 2013                                                                 (Millions of yen)
-------------------------------------------------------------------------------------------------------------------------------
                                              Three months ended  Three months ended                  Change excluding
                                               December 31, 2012   December 31, 2013  Change    %     exchange impact      %
-------------------------------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
  Office Imaging                                     325,473             370,551       45,078   13.8       -6,211        -1.9
    Percentage of net sales (%)                         69.3                66.7
      Domestic                                       118,445             117,525         -920   -0.8         -920        -0.8
      Overseas                                       207,028             253,026       45,998   22.2       -5,291        -2.6
  Production Printing                                 35,339              47,680       12,341   34.9        4,529        12.8
    Percentage of net sales (%)                          7.5                 8.6
      Domestic                                         8,065               8,603          538    6.7          538         6.7
      Overseas                                        27,274              39,077       11,803   43.3        3,991        14.6
  Network System Solutions                            48,792              71,593       22,801   46.7       20,083        41.2
    Percentage of net sales (%)                         10.4                12.8
      Domestic                                        40,181              57,933       17,752   44.2       17,752        44.2
      Overseas                                         8,611              13,660        5,049   58.6        2,331        27.1
Imaging & Solutions Total                            409,604             489,824       80,220   19.6       18,401         4.5
    Percentage of net sales (%)                         87.2                88.1
  Domestic                                           166,691             184,061       17,370   10.4       17,370        10.4
  Overseas                                           242,913             305,763       62,850   25.9        1,031         0.4
      The Americas                                   114,748             141,986       27,238   23.7          105         0.1
      Europe, Middle East and Africa                 101,855             129,707       27,852   27.3       -1,767        -1.7
      Other                                           26,310              34,070        7,760   29.5        2,693        10.2
-------------------------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                                   22,764              27,165        4,401   19.3        2,004         8.8
    Percentage of net sales (%)                          4.8                 4.9
  Domestic                                            10,740              11,156          416    3.9          416         3.9
  Overseas                                            12,024              16,009        3,985   33.1        1,588        13.2
      The Americas                                     3,428               3,911          483   14.1         -260        -7.6
      Europe, Middle East and Africa                   3,175               4,067          892   28.1          114         3.6
      Other                                            5,421               8,031        2,610   48.1        1,734        32.0
-------------------------------------------------------------------------------------------------------------------------------
[Other]
Other                                                 37,264              38,955        1,691    4.5          670         1.8
    Percentage of net sales (%)                          8.0                 7.0
  Domestic                                            32,709              33,285          576    1.8          576         1.8
  Overseas                                             4,555               5,670        1,115   24.5           94         2.1
      The Americas                                     1,332               1,692          360   27.0           49         3.7
      Europe, Middle East and Africa                   2,147               2,568          421   19.6         -161        -7.5
      Other                                            1,076               1,410          334   31.0          206        19.1
-------------------------------------------------------------------------------------------------------------------------------
Grand Total                                          469,632             555,944       86,312   18.4       21,075         4.5
    Percentage of net sales (%)                        100.0               100.0
  Domestic                                           210,140             228,502       18,362    8.7       18,362         8.7
    Percentage of net sales (%)                         44.7                41.1
  Overseas                                           259,492             327,442       67,950   26.2        2,713         1.0
    Percentage of net sales (%)                         55.3                58.9
      The Americas                                   119,508             147,589       28,081   23.5         -106        -0.1
        Percentage of net sales (%)                     25.4                26.5
      Europe, Middle East and Africa                 107,177             136,342       29,165   27.2       -1,814        -1.7
        Percentage of net sales (%)                     22.8                24.5
      Other                                           32,807              43,511       10,704   32.6        4,633        14.1
        Percentage of net sales (%)                      7.1                 7.9
-------------------------------------------------------------------------------------------------------------------------------
                Reference: Exchange rate      December 31, 2012   December 31, 2013   Change
                           US$ 1                   Yen 81.27          Yen 100.46    Yen 19.19
                           EURO 1                 Yen 105.43          Yen 136.70    Yen 31.27

*Each category includes the following product line:

Office Imaging            MFPs (multifunctional printers), copiers, laser
                          printers, digital duplicators, facsimile, scanners,
                          related parts & supplies, services, support and
                          software
Production Printing       Cut sheet printer, continuous feed printer, related
                          parts & supplies, services, support and software
Network System Solutions  Personal computers, servers, network equipment, related services, support and software
Industrial Products       Thermal media, optical equipment, semiconductor
                          devices and electronic components
Other                     Digital cameras

                                       A2

2.  FORECAST OF CONSOLIDATED PERFORMANCE

                                                                                                    (Billions of yen)
---------------------------------------------------------------------------------------------------------------------
                                             Third Quarter ended     Fourth Quarter ending      Year ending
                                              December 31, 2013 Change  March 31, 2014  Change March 31, 2014 Change
                                                    Results        %       Forecast        %      Forecast       %
---------------------------------------------------------------------------------------------------------------------
Net sales                                           1,611.5       16.2        588.4        9.5     2,200.0       14.3
Gross profit                                          657.0       16.6        235.3       14.7       892.4       16.1
Operating income                                       78.2       93.2         41.7       82.1       120.0       89.2
Income before income taxes                             75.8      109.2         39.1       78.6       115.0       97.7
Net income attributable to
  Ricoh Company, Ltd.                                  43.5      151.8         26.4       74.3        70.0      115.6
---------------------------------------------------------------------------------------------------------------------
Net income attributable to Ricoh Company, Ltd.
  shareholders per share-basic (yen)                  60.09         --        36.46         --       96.55         --
Net income attributable to Ricoh Company, Ltd.
  shareholders per share-diluted (yen)                   --         --           --         --          --         --
---------------------------------------------------------------------------------------------------------------------
Capital expenditures                                   55.2                    24.7                   80.0
Depreciation for tangible fixed assets                 54.3                    19.6                   74.0
R&D expenditures                                       85.9                    31.0                  117.0
---------------------------------------------------------------------------------------------------------------------
Exchange rate (Yen/US$)                               99.42                  100.00                  99.57
Exchange rate (Yen/EURO)                             132.31                  140.00                 134.22
---------------------------------------------------------------------------------------------------------------------

3.  FORECAST OF CONSOLIDATED SALES BY PRODUCT CATEGORY

                                                                                                        (Billions of yen)
-------------------------------------------------------------------------------------------------------------------------
                                           Fourth Quarter ending March 31, 2014          Year ending March 31, 2014
                                           ------------------------------------          --------------------------
                                                  Change                 Change              Change                 Change
                                       Forecast     %      Forecast(*)     %      Forecast     %      Forecast(*)     %
--------------------------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
  Office Imaging                          405.4      7.3        378.5       0.2    1,480.7     11.4      1,303.1      -2.0
       Domestic                           131.3      0.2        131.3       0.2      474.9     -2.2        474.9      -2.2
       Overseas                           274.1     11.1        247.2       0.2    1,005.7     19.2        828.1      -1.9
  Production Printing                      47.9     13.3         44.3       4.8      180.8     23.0        155.2       5.6
       Domestic                             9.1      8.7          9.1       8.7       33.4      1.9         33.4       1.9
       Overseas                            38.8     14.5         35.2       3.9      147.3     29.1        121.7       6.7
  Network System Solutions                 73.0     25.8         71.3      22.9      277.8     33.1        268.1      28.5
       Domestic                            57.5     21.3         57.5      21.3      222.8     25.7        222.8      25.7
       Overseas                            15.5     45.8         13.8      29.8       54.9     75.1         45.2      44.2
Imaging & Solutions Total                 526.3     10.1        494.1       3.3    1,939.4     15.1      1,726.5       2.4
  Domestic                                197.9      5.9        197.9       5.9      731.3      5.1        731.3       5.1
  Overseas                                328.4     12.8        296.2       1.7    1,208.1     22.1        995.2       0.6
      The Americas                        156.4     13.4        144.5       4.8      574.4     20.1        481.0       0.6
      Europe, Middle East and Africa      135.5     10.9        117.9      -3.5      494.1     23.1        394.9      -1.6
      Other                                36.5     17.2         33.8       8.3      139.5     26.8        119.1       8.3
--------------------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                        24.7      7.9         23.3       1.8      103.4     11.1         95.0       2.0
  Domestic                                 10.3      4.9         10.3       4.9       44.3     -0.4         44.3      -0.4
  Overseas                                 14.4     10.1         13.0      -0.6       59.0     21.8         50.6       4.3
      The Americas                          3.4    -12.3          3.1     -20.0       15.0      5.7         12.4     -12.3
      Europe, Middle East and Africa        4.1     11.4          3.6      -2.2       16.3     23.8         13.5       2.6
      Other                                 6.9     25.0          6.3      14.2       27.7     31.3         24.6      16.6
--------------------------------------------------------------------------------------------------------------------------
[Other]
Other                                      37.4      2.9         37.0       1.8      157.1      7.6        154.1       5.6
  Domestic                                 33.5      2.0         33.5       2.0      138.3      6.3        138.3       6.3
  Overseas                                  3.9     11.4          3.5      -0.1       18.8     18.2         15.8      -0.5
      The Americas                          1.1     14.2          1.0       3.8        5.1     20.2          4.2       0.0
      Europe, Middle East and Africa        1.7      9.7          1.5      -3.2        7.6      8.8          6.1     -13.1
      Other                                 1.1     11.1          1.0       1.0        5.9     30.8          5.4      18.7
--------------------------------------------------------------------------------------------------------------------------
Grand Total                               588.4      9.5        554.4       3.2    2,200.0     14.3      1,975.7       2.7
  Domestic                                241.7      5.3        241.7       5.3      914.0      5.0        914.0       5.0
  Overseas                                346.7     12.6        312.7       1.5    1,286.0     22.0      1,061.7       0.7
      The Americas                        160.9     12.7        148.6       4.1      594.5     19.7        497.7       0.2
      Europe, Middle East and Africa      141.3     10.9        123.0      -3.5      518.2     22.9        414.6      -1.7
      Other                                44.5     18.0         41.1       8.7      173.2     27.6        149.2       9.9
--------------------------------------------------------------------------------------------------------------------------

* Excluding foreign exchange impact

                                       A3